Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Cameco Corporation (“Cameco”)

2121 – 11th Street West

Saskatoon, Saskatchewan S7M 1J3

Item 2 – Date of Material Change

February 9, 2022

Item 3 – News Release

The news release relating to the material change described in this report was issued by Cameco via BusinessWire on February 9, 2022. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

Item 4 – Summary of Material Change

On February 9, 2022, Cameco announced its plan to transition from care and maintenance and ramp up production at the McArthur River/Key Lake uranium mine/mill in northern Saskatchewan, subject to certain conditions. Cameco also announced its plan to reduce production at the Cigar Lake uranium mine in northern Saskatchewan in 2024, subject to certain conditions.

Item 5 – Full Description of Material Change

On February 9, 2022, Cameco announced its plan to transition from care and maintenance and ramp up production at the McArthur River/Key Lake uranium mine/mill in northern Saskatchewan, subject to certain conditions.

Starting in 2024, it is Cameco’s plan to produce at a rate of 15 million pounds of uranium per year (100% basis) at McArthur River/Key Lake, 40% below the annual licensed capacity of the operation. Over the course of 2022 and 2023, Cameco will take the activities necessary to transition from care and maintenance and ramp up to the planned production rate at the McArthur River/Key Lake mine and mill. As a result, in 2022 Cameco could produce up to 5 million pounds (100% basis) at McArthur River/Key Lake depending on its success in completing critical automation, digitization and other projects, executing maintenance readiness checks, achieving sufficient recruitment and training, and managing the potential risks of the COVID-19 pandemic and related supply chain challenges. Until Cameco achieves a reasonable production rate at McArthur River/Key Lake, operational readiness costs, which are expected to be between $15 million and $17 million per month in 2022, will be expensed directly to cost of sales.

On February 9, 2022, Cameco also announced that starting in 2024, Cameco plans to reduce production at the Cigar Lake uranium mine in northern Saskatchewan to 13.5 million pounds per year (100% basis), 25% below its annual licensed capacity, for a combined reduction of 33% of licensed capacity at the two operations (McArthur River/Key Lake and Cigar Lake).

This will remain Cameco’s production plan until it sees further improvements in the uranium market and has made further progress in securing the appropriate homes for its unencumbered, in-ground uranium inventory under long-term contracts.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

Sean A. Quinn

Senior Vice-President, Chief Legal Officer and Corporate Secretary

Cameco Corporation

(306) 956-6220

Item 9 – Date of Report

February 17, 2022

Caution Regarding Forward-Looking Information and Statements

Certain information in Items 4 and 5 of this Material Change Report constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws. Please refer to Cameco’s February 9, 2022 news release under the heading “Caution about forward-looking information” for a description of the material assumptions which this forward-looking information is based on and the material risks that could cause actual results to differ materially from the forward-looking information. Cameco has provided this forward-looking information to help you understand management’s view regarding the operational changes, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except as legally required.